UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Graybar Electric Company, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

None
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

CUSIP No. …………………………………N/A

1. Names of reporting persons.

Randall R. Harwood

2. Check the appropriate box if a member of a group
(see instructions)

(a) X

(b)

SEC use only
3.…………………………………………………………………….
…………………………………………………................................

4. Citizenship or place of organization: USA

Number of	5. Sole voting power:	-0-
Shares
beneficially	6. Shared voting power:	19,575,112	*
owned by
each reporting	7. Sole dispositive power:	38,051	**
person with:
	8. Shared dispositive power:	-0-

9. Aggregate amount beneficially owned by each reporting person:		19,575,112	*

10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions): _____

11. Percent of class represented by amount in Row (9):		83.4%

12. Type of reporting person (see instructions): IN

*See Item 4(a) of this Schedule 13G.

**Includes 1,986 shares subscribed for by reporting person under the registered offering of shares by means of the Prospectus, dated November 6, 2020 (the "Prospectus"), which formed a part of the Company’s registration statement (No. 333-248195), which shares were deemed issued as of January 15, 2021 (the "2020 Stock Offering").

1. Names of reporting persons.

William P. Mansfield

2. Check the appropriate box if a member of a group
(see instructions)

(a) X

(b)

SEC use only
3.…………………………………………………………………….
…………………………………………………................................

4. Citizenship or place of organization: USA

Number of	5. Sole voting power:	-0-
Shares
beneficially	6. Shared voting power:	19,575,112	*
owned by
each reporting	7. Sole dispositive power:	25,229	**
person with:
	8. Shared dispositive power:	-0-

9. Aggregate amount beneficially owned by each reporting person:		19,575,112	*

10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions): _____

11. Percent of class represented by amount in Row (9):		83.4%

12. Type of reporting person (see instructions): IN

*See Item 4(a) of this Schedule 13G.

**Includes 1,800 shares subscribed for by reporting person under the 2020 Stock Offering.

1. Names of reporting persons.

David G. Maxwell

2. Check the appropriate box if a member of a group
(see instructions)

(a) X

(b)

SEC use only
3.…………………………………………………………………….
…………………………………………………................................

4. Citizenship or place of organization: USA

Number of	5. Sole voting power:	-0-
Shares
beneficially	6. Shared voting power:	19,575,112	*
owned by
each reporting	7. Sole dispositive power:	26,732	**
person with:
	8. Shared dispositive power:	-0-

9. Aggregate amount beneficially owned by each reporting person:		19,575,112	*

10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions): _____

11. Percent of class represented by amount in Row (9):		83.4%

12. Type of reporting person (see instructions): IN

*See Item 4(a) of this Schedule 13G.

**Includes 1,695 shares subscribed for by reporting person under the 2020 Stock Offering.

1. Names of reporting persons.

Kathleen M. Mazzarella

2. Check the appropriate box if a member of a group
(see instructions)

(a) X

(b)

SEC use only
3.…………………………………………………………………….
…………………………………………………................................

4. Citizenship or place of organization: USA

Number of	5. Sole voting power:	-0-
Shares
beneficially	6. Shared voting power:	19,575,112	*
owned by
each reporting	7. Sole dispositive power:	72,814	**
person with:
	8. Shared dispositive power:	-0-

9. Aggregate amount beneficially owned by each reporting person:		19,575,112	*

10. Check if the aggregate amount in Row (9) excludes certain shares
(see instructions): _____

11. Percent of class represented by amount in Row (9):		83.4%

12. Type of reporting person (see instructions): IN

.

*See Item 4(a) of this Schedule 13G.

**Includes 5,664 shares subscribed for by reporting person under the 2020 Stock Offering.

Item 1(a)Name of issuer:

Graybar Electric Company, Inc.

Item 1(b)Address of issuer’s principal executive offices:

34 North Meramec Avenue

St. Louis, Missouri  63105

Item 2(a)Name of person filing:

Pursuant to the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, this Schedule 13G is being filed on behalf of the following persons as Voting Trustees on the date of filing (the "Voting Trustees") under the Voting Trust established by a Voting Trust Agreement dated as of March 3, 2017 (together with any successor voting trust, the “Voting Trust”):

(i)	Randall R. Harwood

(ii)	William P. Mansfield

(iii)	David G. Maxwell

(iv)	Kathleen M. Mazzarella

Attached hereto as Exhibit A is the agreement in writing of each of the above that this Schedule 13G is filed on behalf of each of them.

Item 2(b)Address of principal business office or, if none, residence:

(i)	The principal business office of Ms. Mazzarella and Messrs. Harwood, Mansfield, and Maxwell is:

c/o Graybar Electric Company, Inc.

34 North Meramec Avenue

St. Louis, Missouri  63105

Item 2(c)Citizenship:

All persons named in response to Item 2(a) are citizens of the United States of America.

Item 2(d)Title of class securities:

Common Stock, par value $1.00 per share.

Item 2(e)CUSIP Number:

None - not publicly traded.

Item 3Not applicable:

Item 4Ownership:

(a)Amount beneficially owned:

At December 31, 2020,  18,699,421 shares of Common Stock, par value $1.00 per share (the “Common Stock”), of Graybar Electric Company, Inc. (“Graybar”) had been deposited in the Voting Trust and were held by the Voting Trustees named below.  875,691 shares have been acquired or will be acquired by means of the installment method under the 2020 Stock Offering and were or will be deposited into the Voting Trust. As indicated in paragraph (c) below, each of the persons named in response to Item 2(a) has shared beneficial ownership (power to vote or direct the voting) of all of the shares held or deemed to be held in the Voting Trust.

The following table shows the ownership (sole power to dispose or direct the disposition) of Voting Trust Interests representing shares of Common Stock owned at December 31, 2020 by the Voting Trustees at December 31, 2020, as well as named in response to Item 2(a) (including shares, the ownership of which each reporting person is entitled to acquire within 60 days of such date):

Name	Number of Shares

Randall R. Harwood	38,051
William P. Mansfield	25,229
David G. Maxwell	26,732
Kathleen M. Mazzarella	72,814

(b)Percent of class:

The shares of Common Stock described in response to Item 4(a) amounted to approximately 83.4% of the outstanding shares of Common Stock on December 31, 2020.

(c)The following table sets forth, as of December 31, 2020, for each of the persons serving as Voting Trustee at December 31, 2020, as well as named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of, or (iv) shared power to dispose or to direct the disposition of:

	Power to vote or to direct the vote*		Power to dispose or to direct the disposition of
Name	Sole	Shared	Sole	Shared

Randall R. Harwood	-0-	19,575,112	38,051	-0-
William P. Mansfield	-0-	19,575,112	25,229	-0-
David G. Maxwell	-0-	19,575,112	26,732	-0-
Kathleen M. Mazzarella	-0-	19,575,112	72,814	-0-

________________________

*The Voting Trustees may not, without the consent of the holders of Voting Trust Interests representing at least 75% of the aggregate number of shares of Common Stock then deposited in the Voting Trust, vote on or consent to the merger or consolidation of Graybar into another corporation, the sale of all or substantially all of Graybar’s assets or the liquidation and dissolution of Graybar.

Item 5Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: (  ).

Item 6Ownership of More than 5 Percent on Behalf of Another Person.

All dividends payable with respect to shares of Common Stock deposited in the Voting Trust (or the Voting Trust Interests issued with respect thereto) are payable to the Voting Trustees as the owners of record of such shares.  The Voting Trustees are authorized to retain, subject to the terms of the Voting Trust Agreement, any shares of Common Stock received as a stock dividend, and to deliver to each holder of Voting Trust Interests representing shares of Common Stock on which such stock dividend shall have been paid additional Voting Trust Interests for the number of shares received as a dividend with respect to such Common Stock.  The Voting Trustees pay or cause to be paid to the holders of Voting Trust Interests an amount equal to any cash dividends and any distribution paid other than in cash or Common Stock.  The Voting Trustees have no power to direct the sale or to receive the proceeds of a sale of the Common Stock deposited in the Voting Trust, such power being in the holders of the Voting Trust Interests issued in respect of such shares of Common Stock.

Item 7Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8Identification and Classification of Members of the Group.

Not applicable.

Item 9Notice of Dissolution of Group.

Not applicable.

Item 10Certifications.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:February 12, 2021

/S/ RANDALL R. HARWOOD
Randall R. Harwood
Voting Trustee

EXHIBIT A

The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2020 of Common Stock of Graybar Electric Company, Inc., and agree that Amendment No. 14 to the Schedule 13G, to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

/S/ RANDALL R. HARWOOD
Randall R. Harwood	William P. Mansfield

David G. Maxwell	Kathleen M. Mazzarella

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:February 12, 2021

/S/ WILLIAM P. MANSFIELD
William P. Mansfield
Voting Trustee

EXHIBIT A

The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2020 of Common Stock of Graybar Electric Company, Inc., and agree that Amendment No. 14 to the Schedule 13G, to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

?
/S/ WILLIAM P. MANSFIELD
Randall R. Harwood	William P. Mansfield

David G. Maxwell	Kathleen M. Mazzarella

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:February 12, 2021

/S/ DAVID G. MAXWELL
David G. Maxwell
Voting Trustee

EXHIBIT A

The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2020 of Common Stock of Graybar Electric Company, Inc., and agree that Amendment No. 14 to the Schedule 13G, to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

Randall R. Harwood	William P. Mansfield

/S/ DAVID G. MAXWELL
David G. Maxwell	Kathleen M. Mazzarella

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:February 12, 2021

/S/ KATHLEEN M. MAZZARELLA
Kathleen M. Mazzarella
Voting Trustee

EXHIBIT A

The persons named below hereby agree to file one Schedule 13G to report ownership as of December 31, 2020 of Common Stock of Graybar Electric Company, Inc., and agree that Amendment No. 14 to the Schedule 13G, to which this agreement, executed in counterparts, is attached as Exhibit A is filed on behalf of each of them.

Randall R. Harwood	William P. Mansfield

/S/ KATHLEEN M. MAZZARELLA
David G. Maxwell	Kathleen M. Mazzarella